

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Ryan Frazier
Chief Executive Officer
Arrived STR, LLC
1700 Westlake Ave N, Suite 200
Seattle, WA 98109

> **Re: Arrived STR, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 12**
> **Filed March 17, 2023**
> **File No. 024-11958**

Dear Ryan Frazier:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     John Rostom, Esq.